June 10, 1999

Ontario Securities Commission
British Columbia Securities Commission

Ernst & Young LLP
Chartered Accountants

Deloitte & Touche LLP
Chartered Accountants

RE: NOTICE OF CHANGE OF AUDITOR

In compliance with National Policy No. 31 - Change of Auditor of a Reporting Issuer, please be advised as follows:


1. The former auditor of Biovail Corporation International (the "Corporation"), Deloitte and Touche LLP, Chartered Accountants (the "Former Auditor"), is not being proposed for re-appointment at the next annual meeting of Shareholders. Subject to all applicable regulatory and Shareholder approvals, the Corporation's new auditor will be Ernst & Young LLP, Chartered Accountants (the "Successor Auditor"), and it is being proposed that they be appointed at the next annual and special meeting of Shareholders scheduled for July 22, 1999.

2. There were no reservations in the auditor's reports for either of the Corporation's two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

3. The decision not to recommend the Former Auditor for reappointment and the appointment of the Successor Auditor was considered and approved by the Audit Committee and the Board of Directors of the Corporation.

4. In the opinion of the Audit Committee and the Board of Directors of the Corporation, there were no "Reportable Events" within the meaning of National Policy No. 31 of the Canadian Securities Administrators.


DATED this 10th day of June, 1999

ON BEHALF OF THE BOARD OF DIRECTORS



"Kenneth C. Cancellara"
Secretary

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June 16, 1999

British Columbia Securities Commission
Ontario Securities Commission

- and to -

Biovail Corporation International

Dear Sirs:

Re: BIOVAIL CORPORATION INTERNATIONAL - CHANGE OF AUDITOR

As required by National Policy No. 31, we confirm that we have reviewed the information contained in the notice of change of auditor of Biovail Corporation International (the "Corporation") dated as of the 10th day of June, 1999 (the "Notice") and, based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be mailed to the shareholders of the Corporation.

Yours very truly,




 (signed)
DELOITTE & TOUCHE LLP
Chartered Accountants





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June 16, 1999

British Columbia Securities Commission
Ontario Securities Commission

- and to -

Biovail Corporation International

Dear Sirs:

RE: BIOVAIL CORPORATION INTERNATIONAL - CHANGE OF AUDITOR

As required by National Policy No. 31, we confirm that we have reviewed the information contained in the notice of change of auditor of Biovail Corporation International (the "Corporation") dated as of the 10th day of June, 1999 (the "Notice") and, based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be mailed to the shareholders of the Corporation.

Yours very truly,



(signed)
ERNST & YOUNG LLP
Chartered Accountants



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TO:  British Columbia Securities Commission
     Ontario Securities Commission

     - and to -

     Biovail Corporation International

     - and to -

     Ernst & Young LLP
     Chartered Accountants

      - and to -

     Deloitte & Touche LLP
     Chartered Accountants

CONFIRMATION


     The undersigned, a member of the audit committee and a director of Biovail Corporation International ( the "Corporation"), hereby confirms on behalf of the audit committee of the directors of the Corporation, that the notice of change of auditor, the letter from the former auditor and the letter from the proposed successor auditor of Corporation, a copy of each of which is attached to this confirmation, have been reviewed by the audit committee of the directors of the Corporation.


DATED as of the 16th of June, 1999





                                                   (signed)
                                                   Eugene N. Melnyk